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                                                                    EXHIBIT 20.1


                                                         CONTACT: MARK STANDEFER
                                                                    773-933-8336
                                                                     DAN DREXLER
                                                                    773-933-8272

              ALLIED PRODUCTS CORPORATION FILES VOLUNTARY PETITION
             FOR REORGANIZATION UNDER CHAPTER 11 OF BANKRUPTCY CODE

     CHICAGO, Oct. 2, 2000 -- Allied Products Corporation announced today that it has filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. The petition was filed with the United States Bankruptcy Court for the Northern District of Illinois.

     In conjunction with the filing, Allied Products has received a commitment for up to approximately $4.5 million in debtor-in-possession (DIP) financing from General Motors Corporation to fund its operation and enable it to pay its post-petition trade and employee obligations.

     Commenting on the filing of the voluntary petition, Richard A. Drexler, Chairman, President and Chief Executive and Financial Officer of Allied Products stated: "As we acknowledged in our Form 10Q filing for the second quarter of 2000, Allied Products faced a severe liquidity problem. The Company's directors and management have concluded that, at this time, there is no option other than seeking protection under the bankruptcy laws.

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Page 2 -- Chapter 11 Filing

     Mr. Drexler further stated that the DIP financing provided by General Motors, if approved by the court, is expected to allow the Verson division to continue to work on certain key contracts during the restructuring process.

     "With the support of our suppliers and the hard work of our valued employees, we hope to earn the continued loyalty of our customers and see that Verson remains a viable competitor in its industry," said Mr. Drexler

     Allied Products consists of the Verson division, which manufactures large metal forming presses and the Verson Standard Press Division, which produces small metal forming presses.

     For more information about the Company go to WWW.ALLPROD.COM.

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